UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: March 31, 2006
Estimated average burden
FORM 12b-25	hours per response . . . 2.50
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	001-14960
CUSIP NUMBER
633643408

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I — REGISTRANT INFORMATION

National Bank of Greece S.A.
Full Name of Registrant

Not applicable
Former Name if Applicable

86 Eolou Street
Address of Principal Executive Office (Street and Number)

10232 Athens, Greece
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

National Bank of Greece S.A. (the “Company”) is unable to file, without unreasonable effort and expense, its annual report on Form 20-F for the financial year ended December 31, 2005, within the prescribed time period due to the demands of the Greek regulatory process connected to the preparation of documentation for the largest equity issue to date in the Hellenic Republic, the proceeds of which are intended to be used by the Company mainly to fund the acquisition of Finansbank A.Ş., a commercial and retail bank in Turkey. Although the documentation was approved by the Hellenic Capital Market Commission on June 9, 2006, the process leading up to such approval required the devotion of considerable time and resources by personnel at the Company, who would ordinarily be responsible for the preparation of the Company’s annual report on Form 20-F. Furthermore, during the period of the exercise of the rights (June 20, 2006 to July 5, 2006) a significant amount of work is being carried out by the same personnel. The Company intends to file its annual report on Form 20-F by the extended date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ioannis Kyriakopoulos	011 30	210 369 5701
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that net income for the year ended December 31, 2005 will be more than double the net income reported for the year ended December 31, 2004. This is due to improved net interest income, significantly higher net realized gains on sales of available for sale securities, substantially lower employee costs (as the year ended December 31, 2004 carried the burden of costs associated with voluntary early retirement schemes) and significantly less provisions for the Company’s insurance operations, which were partially offset by higher tax expense as the previous year the Company recognized a one-off deferred tax asset. Furthermore, in 2005 the Company agreed to sell its North American operations (which were sold during the first half of 2006) which led it to classify income from those operations as income from discontinued operations and restate the income statement for the previous years.

EΘNIKH TΡAΠEZA THΣ EΛΛAΔOΣ A.E.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2006	By	/s/ Ioannis G. Pechlivanidis
Ioannis G. Pechlivanidis Deputy Chairman and Deputy Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).